No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2020

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

The Board of Directors of Honda Motor Co., Ltd., (the “Company”), at its meeting held on May 19, 2020, resolved to convene the Company’s 96th Ordinary General Meeting of Shareholders as follows.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: May 20, 2020

[Translation]

May 19, 2020

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice Concerning 96th Ordinary General Meeting of Shareholders

The Board of Directors of Honda Motor Co., Ltd., (the “Company”), at its meeting held on May 19, 2020, resolved to convene the Company’s 96th Ordinary General Meeting of Shareholders as follows.

Particulars

1.	Date and time

10:00 a.m. on Thursday, June 19, 2020

(Reception desk is expected to open at 9:00 a.m.)

2.	Place

Grand Nikko Tokyo Daiba

Palais Royal on the first basement level

2-6-1 Daiba, Minato-Ku, Tokyo

3.	Agenda:

Matters to be reported:

1.	Report on the Business Report, Consolidated Financial Statements and Unconsolidated Financial Statements for the 96th Fiscal Year (from April 1, 2019 to March 31, 2020); and

2.

Report on the Results of the Audit of the Consolidated Financial Statements for the 96th Fiscal Year (from April 1, 2019 to March 31, 2020) by the Independent Auditors and the Audit and Supervisory Committee.

Matters to be resolved:

Item:

Election of Eight (8) Directors (Excluding Directors Who are Audit and Supervisory Committee Members)